

June 16, 2010

<u>Via U.S. Mail</u>

Mr. John T. Drexler
Senior Vice President and Chief Financial Officer
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, Missouri 63141

> **Re: Arch Coal, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File Number 1-13105**

Dear Mr. Drexler:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director